Exhibit 99.1


                                [GRAPHIC OMITTED]

            Elbit Medical Imaging Considering Acquisition of Elscint
                           Shares Not Currently Owned


      Tel Aviv, Israel - June 8th, 2005 - Elscint Ltd. (NYSE: ELT) ("Elscint" or the "Company"), a subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today announced that an independent committee of Elbit Medical Imaging ("EMI") has approached the Company regarding a possible combination of the two companies in a share-for-share transaction, whereby EMI would acquire the shares of Elscint it does not already own.

      As a result of this action by EMI, the Elscint board of directors has decided to establish its own Independent Committee to discuss and review the proposal, and if deemed appropriate, to negotiate the terms and conditions upon which such a transaction may be concluded. In addition, the independent committee will seek and appoint financial, legal and other advisers as may be necessary to evaluate the fairness of the proposal on behalf of Elscint shareholders.

      Should the parties decide to carry out the transaction, it will be subject to (i) the execution of a definitive agreement, (ii) the approval of the shareholders and creditors of both companies, (iii) court approval in accordance with Sections 350 and 351 of the Israeli Companies Law 1999, and (iv) the receipt of any other approvals required by law.

      EMI currently owns approximately 61% of Elscint's outstanding ordinary shares.

      There is no assurance that Elscint and EMI will continue their discussions, or that if they do continue discussions, that the transaction will be agreed upon or consummated.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

Important Legal Information
---------------------------

This communication is being made in respect of certain possible discussions which may be held between EMI and Elscint with respect to a proposed transaction involving EMI and Elscint. It is emphasized that this press release does not constitute an offer of any securities for sale. In the event that both EMI and Elscint resolve to proceed with a proposed transaction, both companies would prepare a registration statement on Form F-4 containing a joint proxy statement/prospectus for shareholders of EMI and Elscint, which would be filed with the SEC. Each of EMI and Elscint would also file any other documents required to be filed with the SEC in connection with a proposed transaction. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully and in their entirety when they become available, inasmuch as they would contain important information about the proposed transaction. Any final joint proxy statement/prospectus would be mailed to EMI's and Elscint's shareholders. The registration statement containing the joint proxy statement/prospectus and other documents would be available free of charge at the SEC's Internet site (http://www.sec.gov).

If EMI and Elscint determine to proceed with a proposed transaction, EMI, Elscint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proposed transaction. Information regarding Elscint's directors and executive officers is available in Elscint's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding EMI's directors and executive officers is available in EMI's Annual Report for the Fiscal Year Ended December 31, 2003, which was filed with the SEC on June 30, 2004. Information regarding persons who may, under the rules of the SEC, be considered participants in a solicitation of EMI and Elscint shareholders in connection with a proposed transaction would be set forth in the joint proxy statement/prospectus if and when such joint proxy statement/prospectus is filed with the SEC.

This release contains certain forward-looking statements, which involve known and unknown risks, uncertainties or other factors not under the Company's control.

For Further Information:

Company Contact                          Investor Contact
Abraham (Rami) Goren                     Kathy Price
Elscint, Ltd.                            The Anne McBride Company
+972-3-608-6020                          +212-983-1702,  x212
argoren@elscint.net                      kprice@annemcbride.com